Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2020	2019	2020	2019
Net income available to stockholders	$4,830	$2,287	$8,366	$3,193
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(240)	(92)	(421)	(133)
Earnings available to common shareholders	$4,590	$2,195	$7,945	$3,060
Shares Calculation
Average shares outstanding - Basic Common	5,181	5,121	5,164	5,099
Average shares outstanding - Basic Class B Common	2,039	2,068	2,045	2,069
Potential Common Stock relating to stock options and non-vested restricted stock	124	40	112	74
Average shares outstanding - Assuming dilution	7,344	7,229	7,321	7,242
Net Income Per Share: Basic Common	$0.68	$0.33	$1.19	$0.46
Net Income Per Share: Basic Class B Common	$0.51	$0.25	$0.89	$0.34
Net Income Per Share: Diluted Common	$0.63	$0.30	$1.09	$0.42

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